Exhibit 12.1

	0000000000	0000000000	0000000000	0000000000	0000000000
	Years Ended December 31,

	2011	2010	2009	2008	2007

Earnings:

Income before assessments and cumulative effect of change in accounting principle	$227	$378	$386	$345	$607

Fixed charges	650	857	1,868	5,788	7,712

Earnings available for fixed charges	$877	$1,235	$2,254	$6,133	$8,319

Fixed charges:

Interest on consolidated obligations	$645	$852	$1,862	$5,674	$7,419

Interest on deposits	1	3	4	110	267

Interest on securities sold under agreement to repurchase	—	—	—	2	14

Mandatorily redeemable capital stock	4	2	2	2	11

Interest on other borrowings	—	—	—	—	1

Fixed charges	$650	$857	$1,868	$5,788	$7,712

Ratio of earnings to fixed charges	1.35	1.44	1.21	1.06	1.08